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                                                                    Exhibit 99.2
Term Expiring in the Year 2001


Doreen E. Boyce

Age 66, Director of DQE since 1989. President of the Buhl Foundation (charitable institution for educational and public purposes). Also a director of Microbac Laboratories, Inc. (analytical testing laboratory group), Orbeco Analytical Systems, Inc. (manufacturer of hand held water testing equipment) and Dollar Bank, Federal Savings Bank and Chair of Franklin & Marshall College Board of Trustees.

David D. Marshall

Age 48, Director of DQE since 1995. Chairman of DQE since July 1999. President and Chief Executive Officer of DQE since August 1996 and Duquesne Light Company from August 1996 to August 1999. Previously Executive Vice President of DQE and President and Chief Operating Officer of Duquesne Light Company since 1995.
Vice President of DQE from 1989 to 1995, and Executive Vice President of Duquesne Light Company from 1992 to 1995. Also a director of Duquesne Light Company, the Allegheny Conference on Community Development and the Duquesne Club.

Term Expiring in the Year 2002

Daniel Berg

Age 71, Director of DQE since 1989. Institute Professor and Acting Director, Services Research and Education Center, of Rensselaer Polytechnic Institute. Also a director of Hy-Tech Machine, Inc. (manufacturer of specialty parts and equipment), and Joachim Machinery Company, Inc. (distributor of machine tools), and Chairman of the Board of Crystek Crystal Corporation (manufacturer of high reliability crystals for microprocessors and oscillators).

Sigo Falk

Age 66, Director of DQE since 1989. Management of personal investments. Chairman of The Maurice Falk Medical Fund and Leon Falk Family Trust. Also Chair of the Chatham College Board of Trustees and a board member of the Allegheny Land Trust.

Eric W. Springer

Age 71, Director of DQE since 1989. Of Counsel, Horty, Springer & Mattern, P.C. (attorneys-at-law). Also a Trustee of The Maurice Falk Medical Fund, a Trustee Emeritus of Presbyterian University Hospital and the University of Pittsburgh Medical Center, and Past President of the Allegheny County Bar Association.
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Term Expiring in the Year 2003

Robert P. Bozzone

Age 67, Director of DQE since 1990. A Lead Director from August 1996 through June 1999. Chairman, President and CEO of Allegheny Technologies, Inc. (specialty metals production). Also a director of Allegheny Technologies, Inc, Teledyne Technologies, Inc., The Pittsburgh Foundation, non-executive Chairman of Waterpik Technologies, a trustee of Rensselaer Polytechnic Institute, a life member of ASM International (engineering technical society), and a member of the Greater Pittsburgh Council - Boy Scouts of America Board, and The Salvation Army Advisory Board. Also former Chairman of the Pittsburgh Branch of the Federal Reserve Bank of Cleveland.

Steven S. Rogers

Age 43, Director of DQE since 2000. Clinical Professor of Finance and Management at the J. L. Kellogg Graduate School of Management of Northwestern University. Also a director of S. C. Johnson & Son, Inc. (manufacturer of household cleaning, personal care and insecticide products) and Supervalu, Inc. (supermarket retailer and food distributor).